Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER INCREASES CONCESSIONS ON PERICONES AND SETAGO AND GRANTS STOCK OPTIONS

February 14, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) announces that it has received the Pericones concession title, Ampliacion La Guera. As a result of this grant, the total size of the Pericones property has almost doubled to a total size of 11,890 hectares. In addition, Kimber has been advised that two concessions, adjoining Kimber’s Setago property, have been issued to Kimber by the Mexican government. Kimber is currently awaiting receipt of the title documents. These new concessions will more than triple the total land package at Setago to approximately 10,000 hectares.

“The additional concessions granted to Kimber at Pericones and Setago substantially increases our exploration holdings in two prospective areas,” said Gordon Cummings, President and CEO of Kimber Resources. “These new concessions greatly enhance the size of two of our existing Mexican properties: Setago, 24 kilometres to the west of Monterde, and in the heart of the prolific Sierra Madre gold-silver belt, and, Pericones, in the vicinity of a number of significant silver-gold properties south west of Mexico City.”

Kimber also advises that, subject to regulatory approval, it has granted a total of 500,000 stock options under the Company’s 2007 Stock Option Plan to directors and officers of the Company at an exercise price of $0.79 per share.

About Kimber

With the addition of the new Setago concessions Kimber will own mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company’s Monterde property where three gold-silver deposits have already been identified, including the Carmen deposit. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, a 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website:	http://www.kimberresources.com
Email:	news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.